SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

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Money Market Obligations Trust

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Filed by: Money Market Obligations Trust, on behalf of its portfolios Federated Prime Cash Obligations Fund and Federated Treasury Obligations Fund.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Companies: Huntington Money Market Fund and Huntington U.S. Treasury Money Market Fund.

Subject Companies Commission File No. 811-05010

THE HUNTINGTON FUNDS

HUNTINGTON U.S. TREASURY MONEY MARKET FUND

CLASS A SHARES

INSTITUTIONAL SHARES

SUPPLEMENT TO PROSPECTUS DATED APRIL 30, 2015

SUPPLEMENT DATED SEPTEMBER 23, 2015

NOTICE OF REORGANIZATION OF THE HUNTINGTON U.S. TREASURY MONEY MARKET FUND INTO THE FEDERATED TREASURY OBLIGATIONS FUND

At a meeting of the Board of Trustees of the Huntington Funds with respect to its portfolio, the Huntington U.S. Treasury Money Market Fund (the “Huntington Fund”), held on September 3, 2015, the Trustees approved a proposal to reorganize (the “Reorganization”) the Huntington Fund into the Federated Treasury Obligations Fund (the “Federated Fund”), a portfolio of Money Market Obligations Trust, subject to shareholder approval and certain other contingencies. If the proposed Reorganization is approved and consummated, the Huntington Fund will be reorganized with and into the Federated Fund by transferring all or substantially all of its assets to the Federated Fund in exchange solely for Service Shares and Institutional Shares of the Federated Fund, which will then be distributed by the Huntington Fund to its shareholders in liquidation of the Huntington Fund. Class A Shares of the Huntington Fund will be exchanged for Service Shares of the Federated Fund. Institutional Shares of the Huntington Fund will be exchanged for Institutional Shares of the Federated Fund. Shareholders will not incur any sales charges or other transaction charges in connection with the exchange of shares as part of the Reorganization. After the Reorganization, it is currently expected that the Federated Fund will retain its current investment objectives and strategies and current portfolio managers.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

Pending distribution to shareholders of record as of October 2, 2015 of a Prospectus/Proxy Statement and Notice to Shareholders, a special meeting of shareholders to consider the approval of the Reorganization is expected to be convened on November 18, 2015. Pending shareholder approval, the Reorganization is scheduled to take place at the close of business on or about November 20, 2015.

This supplement is not a solicitation of any proxy. You may obtain additional information by calling the Huntington Funds at 1-800-253-0412.

Please retain this Supplement for future reference.